Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-133466

Issuer Free Writing Prospectus,

Dated May 22, 2006

Global Crossing Announces Increase in Proposed Public Offering

of its Common Stock

Florham Park, NJ — Global Crossing (NASDAQ: GLBC) announced today that it plans to increase its previously announced public offering of common stock to 9.0 million shares (10.35 million shares if the underwriters’ option to purchase additional shares is exercised in full). The aggregate size of the concurrent offering of convertible notes remains unchanged at $125 million.

In connection with this increase, STT Crossing Ltd (“STT Crossing”), a wholly-owned subsidiary of Singapore Technologies Telemedia Pte Ltd (“ST Telemedia”), has indicated a non-binding interest in purchasing such number of shares of Global Crossing common stock in the offering as would be sufficient to result in its ownership of Global Crossing’s voting securities (taking into account Global Crossing’s common stock and Global Crossing’s 2.0 percent Cumulative Senior Preferred Shares) declining to no less than 51 percent (after giving effect to expected future dilution due to certain issuances of shares anticipated under Global Crossing’s stock incentive plan and certain transfers of shares anticipated under ST Telemedia’s stock incentive plan).

Based on the current size of the offering, STT Crossing has indicated a non-binding interest in purchasing approximately 4.6 million shares of Global Crossing common stock in the offering, and indicated it is unlikely to participate in the convertible notes offering conducted concurrently. STT Crossing is not, however, obligated to purchase any shares.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman, Sachs & Co., Attn: Prospectus Dept., 85 Broad St., New York, New York 10004, via fax at +1 212 902 9316 or e-mail at prospectus-ny@ny.email.gs.com or Morgan Stanley & Co. Incorporated, Prospectus Department, 1585 Broadway, New York, New York 10036, +1 866 718 1649 or e-mail at Prospectus@Morganstanley.com.

ABOUT GLOBAL CROSSING

Global Crossing provides telecommunications solutions over the world’s first integrated global IP-based network. Its core network connects more than 300 major cities in 28 countries worldwide, and delivers services to more than 600 cities in 60 countries and 6 continents around the globe. The company’s global sales and support model matches the network footprint and, like the network, delivers a consistent customer experience worldwide.

Global Crossing IP services are global in scale, linking the world’s enterprises, governments and carriers with customers, employees and partners worldwide in a secure environment that is ideally suited for IP-based business applications, allowing e-commerce to thrive. The company offers a full range of managed data and voice products including Global Crossing IP VPN Service, Global Crossing Managed Services and Global Crossing VoIP services, to 36 percent of the Fortune 500, as well as 700 carriers, mobile operators and ISPs.